As filed with the Securities and Exchange Commission on February 9, 2000
                              Registration No. 333-91611
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             AMENDMENT No. 2 TO THE
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   PACEL CORP.
--------------------------------------------------------------------------------
                 (Name of small business issues in its charter)

        VIRGINIA                                                  54-1712558
------------------------------ ----------------------------  -------------------
(State or jurisdiction of      (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

   8870 RIXLEW LANE, SUITE 201, MANASSAS, VIRGINIA 20109-3795; (703) 257-4759
--------------------------------------------------------------------------------
         (Address and telephone number of principal executive offices)

           8870 RIXLEW LANE, SUITE 201, MANASSAS, VIRGINIA 20109-3795
--------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                       DAVID E. CALKINS, PRESIDENT AND CEO
                                   PACEL CORP.
                           8870 RIXLEW LANE, SUITE 201
                             MANASAS, VIRGINIA 20109
                                 (703) 257-4759
--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                            Martin L. Meyrowitz, P.C.
                             Michael S. Sadow, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
      (a limited liability partnership including professional corporations)
                            1100 New York Avenue, NW
                            Seventh Floor, East Tower
                            Washington, DC 20005-3934
                                 (202) 414-6100

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   Subject to Completion, Dated February 9, 2000

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement which has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                                      Up To
                                20,000,000 Shares
                                  Common Stock

                               [PACEL CORP. LOGO]


                                   PACEL CORP.


This is an offering of up to 20,000,000 shares of common stock of PACEL Corp. There is no minimum investment requirement by a purchaser in this offering. PACEL's common stock is traded on the Over-the-Counter Electronic Bulletin Board under the symbol "PLRP."

The shares are being offered for sale by PACEL through its officers and directors on a direct participation basis. These officers and directors will not receive any remuneration for such sales. PACEL has not established a minimum number of shares that it must sell. Proceeds received from any sales of its shares will be immediately available for use by PACEL and will not be held in escrow, trust or any type of similar arrangement. PACEL will offer its shares for sale for a period of six months from the effective date of this prospectus, with an additional 90 days extension at its option.

--------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

--------------------------------------------------------------------------------

                                         Per Share        Total

Public offering price...............    $0.15          $3,000,000
Commissions.........................    $ ---          $      ---
Proceeds to PACEL...................    $0.15          $3,000,000

If an underwriter is used, of which there can be no assurance, discounts or commissions are not anticipated to exceed 10% of the offering price. The "Proceeds to PACEL" reflected in the "Total" column in the above table do not include an estimated $200,000 in expenses relating to the issuance and distribution of the securities in this offering.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                The date of this prospectus is ____________, 2000

                               PROSPECTUS SUMMARY


OUR COMPANY


     PACEL Corp. is engaged in the design, development, deployment, service and support of user-friendly, off-the-shelf software business products . We have also expanded our activities to offer a full line of Internet services and provide information technology consulting services. Our most recently developed software product is ChildWatch[TRADEMARK]. ChildWatch[TRADEMARK] offers parents the ability to protect their children from unwanted web sites and to monitor their activity without the necessity of finding the sites beforehand, or relying on a robotic search engine. ChildWatch[TRADEMARK] also assists ChildWatch of North America in its ongoing attempts to locate missing children and advise families how they can protect their own.


THE OFFERING

         Common stock offered by PACEL Corp.  . . . . . . . .  Up to 20,000,000 shares


         Minimum investment . . . . . . . . . . . . . . . . . .None


         Common stock outstanding after the offering . . . . . 33,263,569 shares, assuming sale of the entire 20,000,000
                                                               shares offered hereby


         Use of proceeds   . . . . . . . . . . . . . . . . . . All proceeds of this offering   will
                                                               go to PACEL, net of expenses, for
                                                               general corporate purposes, including
                                                               working capital, expansion of
                                                               operations  , sales and marketing
                                                               capabilities  , possible acquisitions
                                                               and reduction of debt, if any.

         Over-the-Counter Electronic
           Bulletin Board symbol    . . . . . . . . . . . . . .PLRP

                                             ----------------------

     We started our business in 1994 as a Virginia corporation. Our principal offices are at 8870 Rixlew Lane, Suite 201 in Manassas, Virginia 20109. Our telephone number is (703) 257-4759. We maintain a Web site at www.pacel.com. INFORMATION CONTAINED ON OUR WEB SITE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of September 30, 1999 and for the nine-month periods ended September 30, 1998 and 1999 are unaudited and include all adjustments, consisting only of normal, recurring adjustments that PACEL considers necessary for a fair presentation . Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. The selected financial data is qualified by reference to, and should be read in conjunction with, PACEL's consolidated financial statements and the notes to those financial statements, included elsewhere in this prospectus. Outstanding stock options, convertible debentures and convertible preferred stock to purchase 1,638,200 shares of common stock were not considered in computing diluted earnings per common share because they are antidultive.

                                                                     For the                       For the
                                                                Nine Months Ended                Years Ended
                                                                  September 30,                 December 31,
                                                         ------------------------------------------------------------
                                                              1999            1998           1998           1997
                                                         --------------- ----------------   ----------- -------------
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:

Revenues................................................     $    37,955       $  29,093      $  52,447     $  56,799
Operating Costs and Expenses............................                         464,307        866,005       327,258
                                                               1,008,033
Net income (loss).......................................       (970,078)       (435,214)      (813,558)     (270,459)
Basic and Diluted net income (loss)
  per common share......................................          (0.12)          (0.09)         (0.17)        (0.06)
Weighted average common shares

  outstanding - Basic and Diluted.......................       8,083,629       4,878,937      4,877,247     4,476,000


                                             At                 At
                                        September 30,      December 31,
                                            1999               1998
                                      -------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............    $ 125,915         $   28,857
Working capital (deficit).............     (37,961)          (283,593)
Total assets .........................      323,756            247,737
Stockholders' equity (deficit) .......      104,686          (145,097)

                                  RISK FACTORS

BECAUSE OUR OPERATING EXPENSES AND CAPITAL EXPENDITURES WILL OUTPACE OUR REVENUES, WE WILL INCUR SIGNIFICANT LOSSES IN THE NEAR TERM.

     We expect to incur significant operating expenses and make relatively high capital expenditures as we develop and distribute our ChildWatch[TRADENARK] software, and produce and develop our other products and businesses. These operating expenses and capital expenditures will initially outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses. We have generated only nominal revenues to date and have incurred an aggregate net loss of $1.7 million during the period from January 1, 1998 to September 30, 1999.

BECAUSE WE HAVE SEVERAL AGREEMENTS WHICH REQUIRE US TO SHARE A SIGNIFICANT PORTION OF THE REVENUES WE GENERATE WITH A THIRD-PARTY, IT WILL BE MORE DIFFICULT FOR US TO BECOME A PROFITABLE BUSINESS.

     We will not retain all revenues generated through our ChildWatch[TRADEMARK] software product, or the other software products we produce and sell, which will make it more difficult for us to become a profitable business. We have an agreement with Child Watch of North America through December 2002, under which it provides its expertise, marketing efforts and membership list and we provide the software product and updates. During the term of the agreement with Child Watch of North America, we are obligated to share 20 percent of our revenue from the ChildWatch[TRADEMARK] software products with them. We also have a distribution agreement for our software products with Digital River, which allows them to sell our products at a reduced price, and one with Tiger Direct, which requires that we pay an advertising fee if sales do not reach minimum levels.

BECAUSE OUR EXECUTIVE OFFICERS LACK SIGNIFICANT MANAGEMENT EXPERIENCE, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

     The growth of our business may place a significant strain on our management team and we may not be able to effectively manage our growth. None of our executive officers has significant experience in managing a company or overseeing a company's rapid growth.

WE NEED TO EXPAND OUR SALES AND DISTRIBUTION CHANNELS OR OUR GROWTH COULD BE LIMITED.

     We will need to expand our direct and indirect sales operations in order to increase market awareness of our products and services and to generate increased revenue. As of September 30, 1999, we employed three individuals in our sales and marketing division. Currently, we believe we will need to expand our sales division by more than 150% of its present size over the next 18 months. In addition, we currently have relationships with only a limited number of distribution partners. We cannot be certain that we will be able to establish relationships with additional distribution partners on a timely basis, or at all, or that these distribution partners will devote adequate resources to promoting or selling our products.

WE RELY ON STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SOFTWARE PRODUCTS AND, IF THESE RELATIONSHIPS FAIL, OUR BUSINESS COULD BE HARMED.

     We have entered into relationships with hardware platform and software applications developers and service providers. We expect to derive a significant portion of our revenues from customers that purchase products or services from our partners. In most cases, the partner refers the customer to us, and we enter into a software license agreement directly with the customer. To the extent our partners are not successful, or they do not stay with us, we could lose these sources of customers.




WE MAY NOT HAVE ACCESS TO PROGRAMMING INTERFACES WITH APPLICATIONS MADE BY THIRD PARTIES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Our software products use software components to communicate with our customers' enterprise applications. Our ability to develop these software components is largely dependent on our ability to gain access to the application programming interfaces for the applications, and we may not have access to necessary interface connections in the future. These connections are written and controlled by the application provider. Accordingly, if an application provider becomes a competitor by entering into our market, it could restrict our access to its interface connections for competitive reasons. Our business could suffer if we are unable to gain access to these interface connections.


THE FAILURE OF THIRD PARTIES TO DEVELOP SOFTWARE COMPONENTS NECESSARY FOR THE INTEGRATION OF APPLICATIONS USING OUR SOFTWARE COULD HAVE AN ADVERSE IMPACT ON OUR OPERATIONS.

     A core element of our strategy is to enable third parties to develop software components that operate with our software. If these third parties are unable or unwilling to develop these software components, we may need to develop them internally, which would require us to divert financial and technical resources to these efforts.



OUR INTELLECTUAL PROPERTY COULD BE USED BY OTHERS, CAUSING US TO LOSE A COMPETITIVE ADVANTAGE.

     We do not currently own any issued patents, and other protection of our intellectual property is limited. If competitors gain access to and use of our intellectual property, they may be able to better compete against our products.

WE NEED THE PROCEEDS OF THIS OFFERING TO CONTINUE AND EXPAND OUR OPERATIONS.

     We have a minimal amount of cash flow from operations. We, therefore, are substantially dependent upon the proceeds of this offering to provide financing to continue, and to expand the scope of, our present operations. In the event we sell less than the maximum number of shares offered we may be required to seek additional sources of funding, the availability of which cannot be assured. We may also be required to delay or abandon some of our planned future expansion or expenditures if we fail to raise sufficient funds.

THE REPORT OF OUR INDEPENDENT ACCOUNTANT CONTAINS A GOING CONCERN QUALIFICATION WHICH STATES THAT WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS IF WE DO NOT OBTAIN ADDITIONAL CAPITAL.

     Our independent accountant's report for the period ended December 31, 1998 contains an explanatory paragraph. This paragraph states that our having had minimal revenues since inception raises substantial doubt about our ability to continue as a going concern. Accordingly, if we do not complete this offering, we may not be able to continue our operations.



THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH MAY NOT PROVE TO BE ACCURATE.

     This prospectus contains forward-looking statements. These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. The important factors we discuss in this "Risk Factors" section and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other factors identified in PACEL's filings with the SEC and those presented elsewhere by its management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this prospectus.


                                 USE OF PROCEEDS

     PACEL will receive proceeds of approximately $2.8 million from the sale of the entire 20,000,000 shares of common stock it is offering, net of estimated expenses and assuming no brokerage or underwriting commissions, and based on an assumed public offering price of $0.15 per share. Our management will retain broad discretion as to the allocation of the proceeds of this offering.

     We intend to use the net proceeds received from this offering as follows:


                            If 25% of the      If 50% of the      If 75% of the    If 100% of the
                            stock is sold      stock is sold      stock is sold    stock is sold
Sales and marketing          $500,000            $750,000          $1,000,000       $1,200,000
Working capital and general
corporate purposes            250,000             550,000           1,050,000        1,600,000
                             --------          ----------          ----------       ----------
Net proceeds from stock
offering                     $550,000          $1,300,000          $2,050,000       $2,800,000
                             ========          ==========          ==========       ==========

     PACEL currently intends to use most of the offering's net proceeds for working capital and general corporate purposes. Specifically, we plan to increase PACEL's, E-Business-Stor.Com's and Fairfax Communication's marketing and sales activities and hire more personnel in these functional areas. We also plan to expand our operations and hire more software programers and Internet solutions professionals. From time to time, in the ordinary course of business, PACEL evaluates potential acquisitions of businesses, products or technologies. PACEL may use a portion of the proceeds intended for working capital and general corporate purposes for these acquisitions. However, PACEL has no present understandings or agreements with respect to any acquisition of businesses, products or technologies.

     Pending use of the net proceeds for the above purposes, PACEL intends to invest such funds in short-term, interest-bearing, investment-grade securities. In addition to the use of the net proceeds received by it from the offering, PACEL also expects during the next 18 months to meet its working capital requirements through existing cash and cash equivalents, investments, cash from sales of services, its credit facility and other borrowings.


                           PRICE RANGE OF COMMON STOCK

     PACEL's common stock has seen quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "PLRP" since June 1998. The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Over-the-Counter Electronic Bulletin Board.

                                                           High        Low
                                                         -------      -----

2000:
First Quarter  (through January 14, 2000)............     $0.1400     $0.1250
1999:
Fourth Quarter.......................................     $0.3000     $0.0625
Third Quarter........................................      1.0300      0.3500
Second Quarter.......................................      1.4360      0.2500
First Quarter........................................      0.6000      0.0800

1998:

Fourth Quarter.......................................      1.7500      1.2500
Third Quarter........................................      2.3752      0.8752
Second Quarter.......................................      1.2800      1.0000


     On January 14, 2000 , the last reported sale price of our common stock on the Over-the-Counter Electronic Bulletin Board was $0.13. As of January 14, 2000, there were 67 holders of record of our common stock. The Over-the-Counter Electronic Bulletin Board has established a schedule to exclude from quotation companies that are not required to file periodic reports to the SEC. Under this schedule, PACEL has until March 8, 2000 to register with the SEC. PACEL has filed a registration statement with the Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, together with the registration statement which includes this prospectus, in order to satisfy this requirement.


                                 DIVIDEND POLICY

     PACEL has never declared or paid any cash dividends on its capital stock. PACEL intends to retain future earnings, if any, to finance the expansion of its business and does not expect to declare or pay any cash dividends in the foreseeable future.


                                 CAPITALIZATION

     The following table presents our capitalization as of September 30, 1999 on an actual basis and an adjusted basis. The adjusted basis presentation reflects the sale of 20,000,000 shares of common stock in this offering at an assumed offering price of $0.15 per share and application of the estimated net proceeds of approximately $2.8 million.

     The adjusted basis presentation does not include 1,638,200 shares of common stock issuable upon exercise of stock options, convertible debentures and convertible preferred stock outstanding as of September 30, 1999. You should read this information together with the financial statements and notes to those financial statements appearing elsewhere in this prospectus.

                                                                                                 September 30, 1999
                                                                                    ---------------------------------------------
                                                                                           Actual                 Adjusted
                                                                                    ---------------------  ----------------------
STOCKHOLDERS' EQUITY:

Preferred stock, no par value: 5,000,000 shares authorized; 1,000,000 shares of 1997 Class A Convertible Preferred Shares issued and outstanding (actual);
1,000,000 shares of 1997 Class A Convertible

Preferred Shares issued and outstanding (adjusted) .............................       $    11,320             $    11,320
Common stock, no par value: 40,000,000 shares authorized;
9,090,359 shares issued and outstanding (actual); 29,090,359 shares
issued and outstanding (adjusted)...............................................         2,179,052               5,004,052
Additional paid-in capital......................................................               ---                     ---
Retained deficit................................................................       (2,085,686)              (2,085,686)
Comprehensive income............................................................               ---                     ---
Treasury stock..................................................................               ---                     ---
                                                                                       -----------             -----------

     Total stockholders' equity.................................................           104,686               2,929,686
                                                                                       ===========             ===========
         Total capitalization...................................................         $ 104,686              $2,929,686
                                                                                       ===========             ===========


                                        8




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH "SELECTED CONSOLIDATED FINANCIAL DATA," AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

RESULTS OF OPERATIONS

         The following table presents, for the periods indicated, the relative composition of revenue and selected statements of operations data as a percentage of revenue:

                                                      At and For the Nine Months                At and For the
                                                         Ended September 30,               Years Ended December 31,
                                                  ----------------------------------    ------------------------------
                                                        1999             1998                1998           1997
                                                  ----------------------------------    ------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:
Revenues.........................................      100.00%           100.00%           100.00%         100.00%
Operating expenses:

  Research and development.......................    1,462.18%           713.18%         1,223.62%         482.47%
  Depreciation...................................       14.80%            12.90%            19.71%           8.55%
  Interest Expense...............................      208.33%             0.00%            11.17%           0.77%
  Selling, general and administrative............      970.54%           869.86%           396.70%          84.37%
    Total operating costs and expenses...........    2,655.86%         1,595.94%         1,651.20%         576.17%
       Net (loss)................................  (2,555.86)%       (1,495.94)%       (1,551.20)%       (476.17)%



     NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     REVENUES - Total revenues increased 30% to $37,955 for the nine months ended September 30, 1999 from $29,093 for the nine months ended September 30, 1998. The increase is attributed to the completion of the WinSentry[TRADENARK] security program released in 1999.

     In October 1999, we acquired Fairfax Communication Limited, a consulting services and solutions business located in Plymouth, England. We do not expect to generate any material revenue as a result of the acquisition of Fairfax Communications until at least the second half of 2000. We do, however, believe that with proper marketing Fairfax Communications will become a profit center.

     RESEARCH AND DEVELOPMENT - Research and development increased 104% to $554,972 for the nine months ended September 30, 1999 from $271,637 for the nine months ended September 30, 1998. The increase is attributed primarily to the development of CarmaSoft[TRADEMARK], a care and people management program, the completion and upgrade of the WinSentry[TRADEMARK] security program and the development of Zoomer[TRADEMARK]. The upgrades for the WinSentry[TRADEMARK] program included code stabilization and feature enhancements. In addition, 35% of the increase is attributed to the formation of a subsidiary, E-Business-Stor.Com. E-Business-Stor.Com required the development of an e-commerce web-site which offers one-stop shopping for hardware and software products for traditional business and home business clients.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses increased 136% to $447,442 for the nine months ended September 30, 1999 from $188,917 for the nine months ended September 30, 1998. The increase is primarily attributed to the relocation of Company headquarters in February 1999, and an increase in marketing and administrative personnel-related costs. The marketing and administrative staff increased from two at September 30, 1998 to nine at September 30, 1999.

     NET (LOSS) - Net (loss) for the nine months ended September 30, 1999 was $970,078 compared to $435,214 for the nine months ended September 30, 1998, a 122% increase. The increase resulted from increased staffing during the 1999 period to develop and market our products and weaker than expected sales of The Visual Writer System and the newly released WinSentry[TRADEMARK] security program. The lack of sales resulted from the lack of a distribution system, which has been recently established through relationships with Tiger Direct and Digital River.

     Because we currently expect the majority of our revenues to come from the sales of our software products and related services, our business could be materially harmed by factors that adversely affect the pricing and demand for these products and services.

     Because the competition for qualified employees in the high technology and Internet industries is intense, hiring, training, motivating, retaining and managing employees with the strategic, technical and creative skills we need is both time consuming and expensive. These factors create variations and uncertainties in our compensation expense and directly affect our profits. If we fail to attract, train, and retain sufficient numbers of these technically-skilled people, our business, financial condition, and results of operations will be materially and adversely affected.


     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES - Total revenues decreased 7.6% to $52,447 for the year end December 31, 1998 from $56,799 for the year ended December 31, 1997. The decrease is attributed to resources being directed toward development and beta testing of new products rather than marketing.

     RESEARCH AND DEVELOPMENT - Research and development increased 24.3% to $641,752 for the year ended December 31, 1998 from $274,040 for the year ended December 31, 1997. The increase is primarily due to our efforts to continue expanding our product line, resulting in higher labor costs necessary for the development of products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses increased 434% to $208,057 for the year ended December 31, 1998 from $47,923 for the year ended December 31, 1997. The increase is primarily due to compensation expense to officers totalling $105,000 in 1998 and $0 in 1997.

     NET (LOSS) - Net (loss) increased 300% to $813,558 for the year ended December 31, 1998 from $270,459 for the year ended December 31, 1997. The increase in net (loss) was primarily a result of increased costs associated with research and development to expand our product lines.

LIQUIDITY AND CAPITAL RESOURCES

     NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Net cash used for operating activities for the nine months ended September 30, 1999 and 1998 was $788,368 and $202,834, respectively. The use of cash in operating activities for the nine months ended September 30, 1999 resulted primarily from the net (loss) and the decrease in accounts payable.

     Net cash used in investing activities for the nine months ended September 30, 1999 and 1998 was $10,298 and $0, respectively. The increase in cash used was primarily attributable to the purchase of computer-related equipment.

     Net cash provided by financing activities for the nine months ended September 30, 1999 and 1998 was $895,724 and $241,113, respectively. The increase in cash provided was primarily attributable to the sale of common stock.


     At September 30, 1999, we had $125,915 in cash and cash equivalents. We have subsequently negotiated and utilized a $400,000 credit line convertible into common stock.


     We believe that cash flows from operations, together with funds from the issuance of convertible debt and the anticipated line of credit will be sufficient to finance PACEL's operations and meet its foreseeable cash requirements for the short term. We will, however, require substantial additional funds to finance our business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. A portion of the proceeds from this offering is expected to be used to expand our marketing and sales activities, including the marketing and sales activities of Fairfax Communications.

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     We have financed capital requirements with short-term debt converted to equity. As of December 31, 1998 there was $35,000 short-term debt outstanding and a $200,000 credit line convertible into common stock available as needed. We continue to raise capital through private placement offerings and will need to do so in the foreseeable future. Cash requirements have depended solely upon our ability to continue to raise money through private placements. We believe that we will meet our foreseeable cash requirements including planned capital expenditures, through the next twelve months.

     Net cash used for operating activities for the years ended December 31, 1998 and December 31, 1997 was $455,329 and $291,655, respectively. The use of cash in operating activities in 1998 was primarily due to the net (loss) from operations and the increase in other receivables partially offset by the increase in accounts payable, accrued expenses and loans from officers/stockholders.

     Net cash used in investing activities was $126,000 in 1998 and $2,797 in 1997. The increase in cash used for investing activities in 1998 was attributable to the purchase of office furniture, equipment and computers. Also a loan for $75,000 was issued in connection with a partnering agreement.

     Net cash provided from financing activities was $576,026 in 1998 and $319,470 in 1997. The cash provided from financing activities was from the sale of common stock and the issuance of debt convertible into common stock.


                                    BUSINESS

OVERVIEW

     We are a software applications development company and systems integrator located approximately 30 miles outside of Washington, D.C. in Manassas, Virginia. We specialize in providing innovative software products for clients in the commercial, industrial and government marketplace. We also offer a full line of Internet services and provide information technology consulting services. We were formed in 1994 by a group of individuals dedicated to setting the "Pace of Excellence" in software production and services to our clients. Our motto, "Pace of Excellence," set the standards for our commitment and performance, and is reflected in our corporate name, PACEL (PAce of exCELlence) Corp. We also provide services that encompass inter-related programs and functional multi-disciplinary skills and experience.

Subsequent to September 30, 1999, Fairfax Communication Limited was acquired as a wholly-owned subsidiary of PACEL. E-Business-Stor.Com is an 80 percent-owned subsidiary of PACEL. David E. Calkins and F. Kay Calkins each own ten percent of E-Business-Stor.Com individually.

     We anticipate our business to grow rapidly through increased sales of our off-the-shelf and custom developed software products and related services, computer hardware sales and our systems integration and Web design, development and hosting. This rapid growth will place a significant strain on our managerial, operational, financial and information systems resources. In order to manage our growth effectively, we must continue to implement and improve our operational, financial and information systems, and expand, train and manage our employee base. We expect that we will need to continue to hire and retain


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


management and sales and marketing personnel, and other employees. Expansion of our information and network systems will also be required to accommodate this growth. There can be no assurance that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or control will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on our business.

     To be successful, we will need to develop and introduce new products and product enhancements that respond to technological changes or evolving industry standards in a timely manner and on a cost-effective basis. We cannot assure you that we will successfully develop these types of products and product enhancements or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies could adversely impact our business. Furthermore, there can be no assurance that competitors will not introduce products incorporating technology as advanced or more advanced than ours, thereby rendering our products or technologies noncompetitive or obsolete. Any significant delays in developing or shipping new or enhanced products could adversely affect our operating results. We will attempt to keep abreast, if not ahead, of new technologies and upgrades in existing technologies. However, there is no assurance that we can do so, or even if we can do so, that we can maintain our technological edge in an economic fashion.

SOFTWARE APPLICATIONS DEVELOPMENT AND SYSTEMS INTEGRATION

     OFF-THE-SHELF BUSINESS SOFTWARE PRODUCTS. Despite a crowded field of competitors of widely varying capabilities, the market still has unmet needs for user-friendly, intuitive products that solve specific business problems in a cost-effective way. We currently have several products being actively marketed, both directly and through marketing and distribution agreements with Digital River and Tiger Direct, in order to increase distribution of our software products.

          VISUAL WRITER SYSTEM[TRADEMARK]. Visual Writer System[TRADEMARK] provides users with the ability to create, revise, review and run interactive, electronic documents. Upon completion of the document, users may view and analyze information collected during implementation. Interactive, electronic documents are computerized documents that are created, viewed and implemented on-screen. They may be used for a number of purposes including training, data collection and inventory control. The documents can be designed in a variety of fashions, from simple checklist to complex multi-page procedures. Automated documents allow users to enter information such as comments, numerical values, initials and electronic signatures.

          ZOOMER[TRADEMARK]. Internet users, who currently number in the tens of millions and are rapidly growing, enjoy viewing the wide range of images on the countless numbers of accessible web pages. These users enjoy "capturing," saving and manipulating images. Unfortunately, the most common method of accomplishing this task is through an acquisition program which usually requires the launching of another program.

          Zoomer[TRADEMARK] is a resident software program that allows users to magnify, acquire and save any part of their computer screen. Zoomer[TRADEMARK] utilizes click and drag technology to allow the user to enlarge or reduce text or images on the computer screen, save them as BMP files or paste them on the desktop for further use in other software applications.

          WINSENTRY[TRADEMARK]. WinSentry[TRADEMARK] provides workstation security ensuring that the user's information is secure and protected from unwanted intrusions when the computer is unattended. Most computer users produce and store sensitive and valuable information on desktop systems at work, at home and in the home office. An unattended computer represents a tremendous liability in terms of both privacy and financial risk. While standard operating systems provide some limited protection, even the most casual computer user can circumvent these safeguards by accident or design. WinSentry[TRADEMARK] has proven to be invaluable for professionals in diverse fields such as law, medicine, accounting and real estate; and anyone else who is concerned with the security of confidential electronic documents. WinSentry[TRADEMARK] also keeps track of events such as users' log-ins and log-outs as well as start-ups and shutdowns that occur while activated.

          CHILDWATCH[TRADEMARK]. A special version of WinSentry[TRADEMARK] is being developed in concert with ChildWatch of North America. ChildWatch[TRADEMARK] allows parents to connect to a database of family-unfriendly internet sites selected by a committee of child experts from organizations such as ChildWatch of North America and law enforcement agencies from across the United States. The database is updated on a frequent basis and provides parents with the ability to protect their children from unwanted web sites, by allowing them to block inappropriate sites. The software gives parents this ability without the necessity of finding the sites beforehand or relying on a robotic search engine that can limit full utilization of the Internet. The program also monitors and records all activities on the computer, allowing parents to understand what children have been using the computer for. The software product is being offered free to interested parties via Internet download and ChildWatch of North America sponsor distribution. An add-on service to allow parents to block non-family-friendly web sites is offered by us for a monthly charge.

          CARMASOFT[TRADEMARK]. CarmaSoft[TRADEMARK] is a Windows(R) application for companies and facilities that must maintain documented information on the location of personnel including employees, guests and extended visitors, as well as the security levels of all individuals within the facility. Carmasoft[TRADEMARK] will be targeted to markets including law enforcement detention facilities (local, county and state juvenile detention centers), medical support facilities, such an nursing homes, assisted care facilities, senior citizen housing and other Government or private industry facilities.

          CUSTOM SOFTWARE DEVELOPMENT. Unique industry or business-specific requirements often require a custom system to provide a comprehensive solution. This business may be relationship based or won on a competitive bid basis.

     We have recently made a move into the custom software development arena. This move opens up a large marketplace for us. Often businesses require software products that are tailored to their business practices and products, but do not feel that a full time in-house programming staff is justifiable. For these business situations, custom software contractors are required. The successful custom development contractor must have programming experience, in-depth knowledge of the current techniques and standards of the industry, expertise in software documentation and testing and the ability to understand the client's needs and offer meaningful responses. Our in-house programmers have extensive backgrounds and experience in the design and development of software, from simple programs to complex multi-program systems. Our programmers follow Microsoft standards in the development of all of our programs, ensuring software quality. Additionally, we recognize the necessity of considering human factors when creating software programs to achieve a high level of user acceptance. Our software programs offer intuitive user interfaces such as menus, and icons for ease of use.

     COMPUTER HARDWARE SALES. Computer hardware sales continue to grow as businesses upgrade older technology and homes become multi-user sites. Declining margins make "hardware only" sales less desirable than in the past, but failure to offer hardware would limit our ability to be a total solution provider.

     We are a hardware supplier of Great Lakes Electronics Distributing, a manufacturer of IBM clone personal computers, that will produce computers built to our specifications, under our name brand and will provide a national warranty program for the goods and services.

     We also have the ability to distribute other name brand hardware and software products as a reseller for Ingram Micro and MicroWarehouse. Technical support and user training are also offered, as applicable.

     Our technical support personnel augments our services through:


         o         Hardware upgrades

         o         Hardware installation, set up, testing and user training

         o         LAN troubleshooting and maintenance

         o         Technical documentation library

         o         Hardware user support

         o         Configuration Management

         o         Tracking of warranty repair

         o         Printer maintenance


     These services allow us to be a full service computer organization and provide us with the ability to maintain our customer-focused business philosophy.

     SYSTEMS INTEGRATION/SERVICE/SUPPORT. Business solutions nearly always involve integration of disparate hardware (legacy and client/server), software and network infrastructures. The ability to make all the sub-components work seamlessly is critical to project and business success.

     The complexity of operations, the need for timely dissemination of operating experience and the constantly increasing cost of doing business have forced an increased awareness of the need for timely information about an organization's operation and maintenance. This concept requires an investment in the establishment and maintenance of integrating the systems information resources, including the identification of needed applications and the development of networks to provide wide accessibility.

     We provide services in all aspects of systems integration from requirements analysis to information systems development and implementation including:

         o         Business system planning

         o         Requirements definition and system specifications

         o         Software engineering

         o         System design and development

         o         System interface functionality

         o         Systems testing and implementation

         o         Prototyping

     Our employees are well recognized within the systems development community for their work in large scale configuration management, records management and engineering data base applications.

         INTERNET SERVICES

     TRADITIONAL WEB DEVELOPMENT SERVICES. Through our subsidiary, E-Business-Stor.Com we offer a full line of traditional web development services, including design, graphics creation and layout, development, maintenance, search engine registration, domain registration and hosting. We have developed sites for a diverse group of clients including retail stores, ISO consultants, television personalities, dance performers and not-for-profit organizations. We offer quality sites with state-of-the art technology at affordable prices.

     Additionally, we provide e-commerce capabilities including site design and development, shopping cart setup, database creation and maintenance and consulting services to assist clients in obtaining merchant accounts and fulfillment house contracts. Our graphical capabilities include custom design, site theme design, scanning and touch-up, as well as graphical layout and animation. We provide database design, development and maintenance for customers who require databased information. E-Business-Stor.Com offers a number of standard development and hosting packages from which a customer may choose. Custom development is also offered on a per hour basis or the customer can mix and match packages and customization to meet their needs. E-mail capability can be provided at the customer's request.

     WEB PARTNERING SERVICES. We also enter into partnering associations with qualified clients. These clients have included Morton Downey, Jr., E-PiggyBank.com and ISORegistered.com. Web partnering provides clients with the ability to minimize their e-commerce development and set up costs. In these agreements, we provide site development, hosting and consulting services at a reduced fee. In return for the discount, the client agrees to pay a percentage of their e-commerce sales to us for a predetermined period of time. These agreements are designed to benefit us by providing an ongoing revenue stream.

     HARDWARE AND SOFTWARE SALES. We offer a number of software and hardware products via our e-commerce site. The site has been designed to provide businesses with a one-stop on-line site for their computer-related business needs. Our e-commerce site is designed with an emphasis on the end-user shopping interface. We strive to make product search and selection easy and quick, providing a seamless on-line shopping experience for our customers. We have developed relationships with manufacturers to provide us with preferential pricing, allowing us to pass the savings on to our customers. In addition, we offer specialty family-friendly products for our home based business clients. All of our hardware comes with manufacturer's warranties.

         INFORMATION TECHNOLOGY CONSULTING SERVICES

     In October 1999, we acquired Fairfax Communications Limited, located in Plymouth, England. Fairfax Communications provides consulting services and solutions to military and government clients worldwide. It also offers solutions to year 2000 compliance problems and general consulting services in all areas of information technology and systems integration to the general business community.

     Fairfax Communications has established a quality management program which provides high quality products and services to its clients. The system is structure to comply with the internationally recognized BS EN ISO 9001:1994 under the TickiT guidelines, for which the company has received registration. Fairfax Communications is also a Microsoft Authorized Education Reseller allowing customers to receive their academic software more quickly with the knowledge that they are receiving legitimate Microsoft Academic Edition products.

     Fairfax Communications has an existing blanket ordering agreement that allows us to provide hardware, software and services to NATO. We are one of approximately 20 companies qualified to provide equipment and services in the information technology area that NATO members can buy from without going out for an international bidding process. We intend to increase revenue by more aggressively marketing this blanket order. We also intend to expand, based on the certifications and expertise discussed above, to enter into commercial contracts, governments, regulatory agencies and military, both nationally and internationally.

PERSONNEL AND CULTURE

     As of September 30, 1999, PACEL had 20 employees. Of these, three are in sales and marketing, nine are technical professionals and programmers, one is in finance, three are in administrative support and four are in management.

     PACEL believes that its ability to provide integrated business strategy, technology and creative design services is dependent upon the continuation of its culture of mutual respect among the three disciplines. As a result, PACEL's employees and its culture are fundamental to the value proposition it offers clients. PACEL's culture is predicated on personal integrity, open communications, collaboration and professional development. PACEL fosters an entrepreneurial spirit that attracts talented professionals, creates innovative solutions and provides the opportunity for every individual to succeed.

     None of PACEL's employees is represented by a labor union, nor has PACEL ever experienced a work stoppage. PACEL believes its employee relations are good.

COMPETITION

     We have specialized in the design, development, implementation, service and support of custom software products for the energy and aerospace industries and governmental agencies. We have also recently expanded our business activities to include off-the-shelf software products for commercial and consumer use, custom software development for small to mid-sized businesses, as well as computer hardware sales, systems integration and Web-based services. We compete with various software providers, including Adobe, ALTRIS, Conehead Software, INFO ACCESS, Tropical Software and WinAbility. We also compete with numerous other companies in our other market areas. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

     The market for PACEL's products and services is subject to rapid technological change and increased competition from large existing players, new entrants and internal information systems groups. Substantially larger companies that have extensive research and development, marketing, financial and human resources capable of maintaining a high level of competitiveness dominate the industry. There are several companies with which PACEL competes in the software and Internet services industry, all of whom have significantly greater assets and longer operating histories. Some of these companies are extremely aggressive. They dominate the marketplace by using costly and protective pricing. If PACEL became a target of focused pricing and counter marketing, it might not be able to afford to devote the resources, time, funding, or management necessary to maintain profitability. In addition, there are other smaller companies which provide software products and Internet services similar to us, which companies may have substantially more resources (financial, human, or equipment) than PACEL. Some competitors have developed name loyalty, and a following that is international in scope. There is no assurance that PACEL can penetrate this apparent market place dominance. Furthermore, PACEL expects future consolidation in the Internet professional services market to create larger, more viable competitors.

     PACEL believes the principal competitive factors in the Internet professional services market include Internet expertise and talent, quality, pricing and speed of service delivery, client references, integrated strategy, technology and creative design services and vertical industry knowledge. PACEL believes it competes favorably with respect to these factors. PACEL believes it is in a good position to attract talent with its growth and an entrepreneurial culture. PACEL believes it offers its clients a unique combination of integrated strategy, technology and creative design services. PACEL believes the market will continue to offer significant opportunity for multiple players.

     Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

INTELLECTUAL PROPERTY RIGHTS

     PACEL's success is dependent, in part, upon its proprietary software products, its solution components, and other intellectual property rights. We do not have any patents or patent applications pending. PACEL relies on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws to protect its proprietary rights. Existing trade secret and copyright laws afford us only limited protection. PACEL enters into confidentiality agreements with its employees, generally requires that its consultants and clients enter into such agreements, to the extent it deems necessary, and limits access to and distribution of PACEL's proprietary information.

     PACEL's business involves the development of software applications for specific client engagements. Ownership of such software is frequently assigned to the client, with PACEL retaining a license or other contractual rights for limited uses.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. There can be no assurance that the steps PACEL has taken in this regard will be adequate to deter misappropriation of its proprietary information or that PACEL will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grows and functionalities of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us.

FACILITIES

     PACEL's headquarters and principal administrative, finance, legal, sales and marketing operations are located in approximately 8,200 square feet of leased office space in Manassas, Virginia. PACEL's lease is for a term of five years and expires on March 1, 2004. PACEL expects that it will need additional space as it expands its business and believes that it will be able to obtain space as needed.

LEGAL PROCEEDINGS

     PACEL is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table presents information about each of PACEL's executive officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no arrangements or understandings between any director and any other person pursuant to which he or she was selected as a director.


                                                                                                            Term as
                                                                                                            Director
Name                             Age      Position(s) with PACEL and its Subsidiaries                       Expires
----------------------------- ----------  -------------------------------------------------------------  --------------
David E. Calkins                  56      Chairman of the Board, President and Chief Executive                2000
                                          Officer of PACEL and Fairfax Communications Limited;
                                          Director of E-Business-Stor.Com
F. Kay Calkins                    41      Director of PACEL; Director, President and Chief                    2000
                                          Executive Officer of E-Business-Stor.Com; Director of
                                          Fairfax Communications Limited
Keith P. Hicks                    77      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
Thomas N. Southerly               43      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
James D. Willett, Ph.D.           62      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
Kenneth J. Russman                36      Vice President, Chief Operating Officer, Treasurer and
                                          Secretary of E-Business-Stor.Com
Michael J. Spiewakowski           51      Vice President of PACEL and Managing Director of
                                          Fairfax Communications Limited



     DAVID E. CALKINS founded PACEL in 1994 and is its acting Chairman, President and Chief Executive Officer. From 1992 until founding PACEL, Mr. Calkins was the Regional Manager of three divisions of Pacific Nuclear (now known as Vectra Technologies, Inc.), an engineering and information services company and a Nasdaq Stock Market listed company. Vectra Technologies provides power plant modifications, maintenance support and nuclear fuel handling to utility companies and the United States Department of Energy (DOE). From 1987 to 1993, Mr. Calkins served as Project Manager, Program Director, Vice President-Operations, and Executive Vice President Business Development for PRC Inc., an information systems development and services company. PRC provides support services to the Federal government and the utility industry. Mr. Calkins served from 1981 to 1986 as Manager of Engineering and Construction for the Zack Company, a Chicago, Illinois mechanical contractor to the utility industry. Mr. Calkins was also a Manager of Quality Engineering, and Startup Engineer for Westinghouse. From 1972 to 1981, Mr. Calkins served as an Executive Engineer and

Consultant for NUS Corporation, a consulting firm for domestic and international utilities, The United States Nuclear Regulatory Commission (NRC) and Department of Energy. Mr. Calkins is the spouse of F. Kay Calkins.

     F. KAY CALKINS is currently a Director of PACEL and was Chief Operating Officer, Treasurer and Secretary until September 1, 1999, positions she held since 1996. Ms. Calkins is also a Director and the President and Chief Executive Officer of PACEL's 80 percent-owned subsidiary, E-Business-Stor.Com Prior joining PACEL, Ms. Calkins was the President and Chief Executive Officer of CMC Services, Inc., a consulting company offering consulting services on marketing, training, proposal development and information systems analysis to industry and 8(a) firms from 1993 to 1996. Ms. Calkins is the spouse of David E. Calkins.

     KEITH P. HICKS has been a director of PACEL since January 1998. He is a retired Captain of the U.S. Army with over 20 active years of service. Mr. Hicks served as an Ordinance Advisor to the British and French Free Army during World War II. He was a Squadron Commander in Korea in 1955 and 1956, and served in the Executive Office to the Inspector General and the Office of Special Investigations in 1960 and 1961. Upon retiring from the military in 1961, Mr. Hicks started a private investigation business in the Commonwealth of Virginia, which became one of the top investigative firms in the state with over 60 agents. Mr. Hicks also served as the Chief Deputy Sheriff of Fairfax County from 1962 to 1969. Mr. Hicks has owned and managed Hicks Cattle Company since 1962, running over 200 head of beef cattle. In 1972 he formed and continues to manage Hicks Bonding Company and has been the owner/operator of Hick's Auctioning Company since 1991. Mr. Hicks is also a 25-year co-owner in a successful real estate company, C&H Properties Investments. He has been on the Board of Directors of Xybernaut, Inc. a high technology computer manufacturer of body worn, voice activated computers since July 1994. He is a graduate of the University of Denver (BA 1954) and LaSalle University School of Law (LL.B.
1969).

     THOMAS N. SOUTHERLY has been a director of PACEL since February 1998. He is a partner with Smithers & Southerly, Ltd., CPA's in Fairfax, Virginia, a certified public accounting firm established in 1987. Prior to 1987, the firm operated under the name of Murphy & Smithers, which was established in 1976. Mr. Southerly was admitted to the firm as a partner in 1984. He has had more than 15 years of experience in public accounting and specializes in accounting, tax, management services and business development. He graduated from the Virginia Polytechnic Institute and State University in 1979.

     JAMES D. WILLETT, PH.D. has been a director of PACEL since February 1998. He is a member of the faculty of George Mason University's Institute for Biosciences, Bioinformatics and Biotechnology. Since July 1989, in addition to teaching and research, Dr. Willett has held a variety of administrative positions including Chairman of the Biology Department, Vice Provost for Research & Graduate Studies, Acting Director of Computational Sciences, Executive Director for Bioscience Development, Interim Director for the Molecular Bioscience and Technology Institute and most recently, as Director for the Cooperative Enterprise Board. From 1980 through 1989, Dr. Willett worked for the National Institute of Health in Bethesda, Maryland holding various positions including Health Science Administrator, Biomedical Research Model Development, Animal Resource Program, and Chief of the Office of Program Planning and Evaluation, National Center for Research Resources. Dr. Willett taught chemistry and biochemistry at the University of Idaho from 1968 to 1981. He has an extensive background in research, is an invited lecturer, and holds patents in the United States and Europe. Dr. Willett has published 33 studies and received numerous grants and scholarships. Dr. Willett received an A.B. in Chemistry from the University of California at Berkeley in 1959 and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology in 1965.

     KENNETH J. RUSSMAN was appointed Vice President, Chief Operating Officer, Treasurer and Secretary of E-Business-Stor.Com, an 80%-owned subsidiary of PACEL, in September 1999. Prior to his position with E-Business-Stor.Com, Mr. Russman served as Technical Manager for PACEL from April 1998 to September 1999. Mr. Russman was a software engineer for Interactive Media Corp., a computer-based training firm located in McLean, Virginia, from November 1996 until April 1998. As a software engineer at Interactive Media Corp., his duties included computer programming and project management responsibilities. Mr. Russman also served as a research and design engineer for Analysis and Technology, Inc., an engineering services firm located in Arlington, Virginia from May 1993 to November 1996, where his responsibilities included the design, development, implementation, management and documentation of logistics models and information management systems for the Navy Logistics Office. From June 1985 to May 1993, Mr. Russman worked as a system test software engineer for Martin Marietta Corporation in Orlando, Florida. His responsibilities at Martin Marietta included coordinating the buildup, testing and evaluation of electro-optical and servo systems and software testing. Mr. Russman received his Bachelors of Science degree in Electrical Engineering from Michigan Technological University in 1985, and his Masters of Science degree in information systems from George Washington University in 1998.

     MICHAEL J. SPIEWAKOWSKI was appointed Vice President of PACEL Corp. and Managing Director of PACEL's wholly-owned subsidiary, Fairfax Communications Limited, in October 1999. Prior to joining PACEL, Mr. Spiewakowski was a Director of International Business Development at Advanced Communication Systems, Inc., a defense services contractor located in Fairfax, Virginia. He was employed at Advanced Communication Systems from July 1998 to September 1999, during which time Mr. Spiewakowski was responsible for the development of international business and the identification of strategic acquisitions for the company. From 1996 through 1998, Mr. Spiewakowski was a Business Development Manager of a subsidiary of HunterskilHoward Projects Limited, a defense services contractor located in London, England. His responsibilities at HunterskilHoward Project Limited included managing new and existing business relationships with the firms international clientele. Mr. Spiewakowski served as a consultant to the Director of Security Service and to the Minister of the Interior of Bahrain from 1992 until 1996, during which time he was responsible for the management of technical intelligence operations and information technology systems.

BOARD COMMITTEES

     The audit committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters. These matters include the selection of PACEL's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of PACEL's independent auditors and PACEL's accounting practices. The audit committee consists of Messrs. Hicks and Willett.

     The compensation committee determines the salaries and incentive compensation of PACEL's officers and provides recommendations for the salaries and incentive compensation of other employees and consultants. The compensation committee also administers PACEL's various incentive compensation, stock and benefit plans. The compensation committee consists of Messrs. Hicks, Southerly and Willett.

DIRECTOR COMPENSATION

     PACEL does not currently compensate its directors who are employees of PACEL. Non-employee directors of PACEL were entitled to receive an annual retainer of $3,600 for service on PACEL's Board of Directors during fiscal 1998, payable quarterly in arrears. The annual retainer was increased to $5,400 for fiscal 1999. As of the date hereof, our non-employee directors have not been paid for their board service. We anticipate issuing restricted shares of PACEL common stock equal to, and in lieu of, the amount of fees they are currently owed.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation earned by PACEL's Chief Executive Officer for services rendered in all capacities to PACEL for the year ended December 31, 1998. Mr. Calkin's received perquisites and other personal benefits in addition to salary during 1998. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of his annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC.

                                                                                       Long Term
                                                                                      Compensation
                                                         Annual Compensation             Awards
                                                    ------------------------------ ------------------
                                                                                                          All Other
                                                        Salary          Bonus           Options         Compensation
Name and Principal Position                Year           ($)            ($)              (#)                ($)
--------------------------------------- ----------- --------------- -------------- ------------------ -----------------
David E. Calkins                           1998         84,000           ---              ---                ---



     Mr. Calkins only received $28,000 of the $84,000 reported in the foregoing table as earned by him during 1998. The $56,000 balance owed to him was accrued on our books as of the year ended December 31, 1998. In September 1999, Mr. Calkins was granted an option to purchase 625,000 shares of PACEL common stock at an exercise price of $.16 per share. The option was granted to Mr. Calkins in lieu of $50,000 of salary owed to Mr. Calkins as compensation for fiscal 1998. The difference between the exercise price of this option and the then-current market price was reflected as compensation expense during the third quarter of 1999. Ms. Calkins was also scheduled to be paid $84,000 in 1998. Her compensation arrangements were identical to Mr. Calkins', as set forth above.

EMPLOYMENT AGREEMENT

     David Calkins, PACEL's Chairman, President and Chief Executive Officer has an employment agreement with PACEL. The employment agreement is for an initial term of two years, which commenced on October 1, 1999, with the right of the parties to extend the agreement for two one-year periods by mutual consent of the parties. Under his employment agreement, Mr . Calkins is entitled to receive an annual base salary of $125,000 per year and annual increases at least equal to the increase in the cost of living index. In addition, following the termination of his employment, the agreement provides for continuation of medical insurance benefits for a period of ten years and the assignment of key man life insurance, if any. The agreement also contains various provisions for the protection of PACEL, including non-solicitation and non-competition provisions, and provides for the grant of options for 625,000 shares of stock with an exercise price of $.16 per share (in lieu of previous compensation owed to Mr. Calkins but not paid).

     F. Kay Calkins, the President and Chief Executive Officer of
E-Business-Stor.Com, has a contract that is identical to Mr. Calkins' contract, except the annual salary is $110,000.

STOCK PLANS

     KEY EMPLOYEES INCENTIVE STOCK PLAN. The Key Employees Incentive Stock Plan provides for the grant of options to officers and employees of PACEL. There are 250,000 shares of common stock reserved for issuance under this plan, as adjusted for prior stock dividends, splits and recapitalizations. As of September 30, 1999 there were options to purchase 137,500 shares of common stock outstanding at a weighted average exercise price of $.29 per share. Options granted under this plan typically vest over time, subject to acceleration in the event of the optionees termination of service with PACEL as a result of death or retirement. No option may be granted under this plan after June 15, 2003, and no option granted under this plan is exercisable after the tenth anniversary of the option's grant. Each option award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. Any shares subject to an option which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

     1999 STOCK OPTION PLAN. Our Board of Directors has adopted the 1999 Stock Option Plan, subject to approval by our stockholders at PACEL's next annual meeting of stockholders. This plan provides for awards in the form of stock options and stock appreciation rights. There are 1,250,000 shares of common stock reserved for issuance under this plan. To date, no awards have been granted under this plan. Each award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. We expect that options granted under this plan will typically vest over time, subject to acceleration in the event of death, retirement or a change in control of the company. Any and all such vesting requirements and acceleration provisions are at the discretion of the committee administering the plan. The 1999 Stock Option Plan shall become effective upon its approval by our stockholders. This plan shall continue in effect for a term of 15 years thereafter unless sooner terminated under the provisions of the plan No option granted under this plan is exercisable after the 15th anniversary of the option's grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Limitation of Liability. Virginia, like many other jurisdictions, provides limits on the extent to which directors and officers are exposed to personal liability for claims for money damages. Virginia imposes a statutory cap on money damages equal to the greater of $100,000 or the compensation received from the corporation within the preceding twelve months. This limit can be reduced to zero with the approval of the corporation's stockholders. The only exceptions to this limit on liability are for the willful misconduct and knowing violations of criminal law or federal or state securities laws. These exceptions are narrower than those found in most other jurisdictions. As a result of this provision, PACEL and its stockholders may be limited in the amount of money damages obtainable from a director or officer for breach of his or her duty of care.

     INDEMNIFICATION. In addition, Virginia provides by statute for broad indemnity of directors and officers and allows the scope of the indemnity to be expanded significantly in the articles of incorporation or in stockholder approved bylaws or resolutions. The only types of conduct that cannot be indemnified against are willful misconduct and knowing violations of criminal law. Our articles of incorporation contain provisions which provide for indemnity of directors and officers except for willful misconduct or gross negligence.

     In order to induce and encourage highly experienced and capable persons to serve as directors and officers of PACEL, we have entered into an indemnity agreement with each of our current officers and directors. Pursuant to the terms of the indemnity agreements, each of the directors and officers will be indemnified by PACEL to the fullest extent permitted under Virginia law and its articles of incorporation in the event the officer or director is made or threatened to be made a party to a claim arising out of such person acting in his or her capacity as an officer or director of PACEL.

     DIRECTOR AND OFFICER LIABILITY INSURANCE. Virginia law also permits a corporation to obtain insurance on behalf of any of its directors and officers against liabilities, whether or not the corporation would have the power to indemnify such person against these liabilities under Virginia law. While we have not obtained directors' and officers' liability insurance as of the date of this document, we anticipate obtaining such insurance in the future to the extent such insurance is available at commercially reasonable rates.

     EFFECT OF LIMITATION OF LIABILITY AND INDEMNIFICATION PROVISIONS. We are not aware of any pending or threatened litigation against PACEL, or its directors or officers, that would result in any liability for which these individuals would seek indemnification or similar protections. Because we do not presently have directors' or officers' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured that it will provide sufficient coverage, we may be forced to bear a portion or all of the cost of any directors' or officers' claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, PACEL's business and the value of its stock may be adversely affected. In the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and therefore is unenforceable.

     SEC'S POLICY ON INDEMNIFICATION. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer or persons controlling PACEL pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in Securities Act of 1933 and is therefore unenforceable.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF VIRGINIA LAW AND PACEL'S ARTICLES OF INCORPORATION

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock of PACEL and to determine the price and the terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:

     o have the effect of delaying, deferring or preventing a change in control of our company;

     o discourage bids for our common stock at a premium over the market price; or

     o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

     We are subject to certain Virginia laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless approved by at least a majority of the disinterested directors and two-thirds of the disinterested stockholders of PACEL. Another statutory protection against takeovers is the Virginia control share statute. The control share statute offers protection from unwanted corporate takeovers by requiring an interested investor who acquires a threshold percentage of stock in a target corporation to obtain the approval of non-interested stockholders before it may exercise voting rights. In addition, the significant amount of common stock held by our executive officers, directors and affiliates, could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.


                              CERTAIN TRANSACTIONS


     On September 30, 1999, the Board of Directors granted to each of Mr. Calkins and Ms. Calkins an option to purchase 625,000 of PACEL common stock at an exercise price of $.16 per share. The number of shares subject to the options and the option exercise price reflect the one-for-four reverse stock split declared by PACEL on October 6, 1999. The options are immediately exercisable and expire on August 1, 2009.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of common stock, as of November 22, 1999 and as adjusted to reflect the sale of 20,000,000 shares of common stock in this offering, by:

     o each person (or group of affiliated persons) who is the beneficial owner of more than 5% of the outstanding common stock;

     o    the named executive officer of PACEL;

     o    each PACEL director; and

     o    all of the executive officers and directors of PACEL as a group.

     The persons named in this table have sole voting power for all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table.


     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, convertible debentures and convertible preferred stock held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days after January 14, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                   Beneficial Ownership                            Beneficial Ownership
                                                   Prior to the Offering                            After the Offering
                                                  ------------------------     Share to be      ------------------------
Name                                                Number      Percentage      Purchased         Number      Percentage
---------------------------------                 ----------    ----------     ----------       ----------    ----------
David E. Calkins (1)                               2,250,000      16.1%            ---           2,250,000       6.6%
9514 Vinnia Court
Manassas, VA 20110

F. Kay Calkins (1)                                 2,250,000      16.1%            ---           2,250,000       6.6%
9514 Vinnia Court
Manassas, VA 20110

Keith P. Hicks                                       320,091       2.4%            ---             320,091       1.0%
4121 Roberts Road
Fairfax, VA 22032

Thomas N. Southerly, CPA                              25,000       0.2%            ---              25,000       0.1%
3930 University Drive, Suite 200
Fairfax, VA  22030-2525

James D. Willett, Ph.D                                25,000       0.2%            ---              25,000       0.1%
14502 Faraday Drive
Rockville, MD 20853

All officers and directors as                      4,945,091      33.3%            ---           4,945,091      14.2%
a group (7 persons)
-------------------

(1) David E. Calkins and F. Kay Calkins are husband and wife. In the aggregate they beneficially own 4,500,000 shares, or approximately 30%, of PACEL common stock outstanding. Included in their individual amounts is the right of each of Mr. and Ms. Calkins to acquire 125,000 shares of common stock upon conversion of their 500,000 shares of 1997 Class A preferred stock and the right to acquire 625,000 shares upon exercise of outstanding stock options. See "Description of Capital Stock-Preferred
        Stock" below.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     PACEL's authorized capital stock consists of common stock and preferred stock, each with no par value per share. The authorized classes of stock, and the number of shares which are authorized and outstanding as of the date of this document are as follows:


          Security              Authorized        Outstanding
     -----------------         ------------       ------------

     Common stock                40,000,000         13,263,569

     Preferred stock              5,000,000          1,000,000

COMMON STOCK

     As of January 14, 2000, there were 13,263,569 shares of common stock outstanding and held of record by 67 stockholders. Based upon the number of shares outstanding as of January 14, 2000 and giving effect to the issuance of 20,000,000 shares of common stock by PACEL in this offering, there will be 33,263,569 shares of common stock outstanding upon completion of this offering.

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably, dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon the liquidation, dissolution or winding up of PACEL, the holders of common stock are entitled to receive ratably the net assets of PACEL available after the payment of all debts and other liabilities and subject to the prior rights of any then-outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by PACEL in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which PACEL may designate and issue in the future. See "-- Preferred Stock."

Preferred Stock

     The board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series. One million shares of preferred stock are currently outstanding as described above in the section entitled "Certain Transactions." Although the ability of the board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of common stock. The effects could include.

     o restrictions on dividends on the common stock if dividends on the preferred stock have not been paid;

     o dilution of voting power of the common stock to the extent the preferred stock has voting rights; or

     o deferral of participation in PACEL's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.

     In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The board of directors, however, currently does not contemplate the issuance of any additional preferred stock and is not aware of any pending transactions that would be affected by such issuance.

     To date, the Board of Directors has issued 1,000,000 shares of the 1997 Class A Preferred Stock to David E. Calkins and F. Kay Calkins, each of whom owns 500,000 shares. Each share of the 1997 Class A Preferred Stock is convertible into .25 of a share of PACEL common stock. The preferred stock is convertible by the holders into common stock at any time and at no cost. The preferred stock was issued to the Calkins by the Board of Directors in exchange for the forgiven of approximately $11,320 owed to them by PACEL.

TRANSFER AGENT

     Olde Monmouth Stock Transfer Co., Inc. will act as PACEL'S transfer agent and registrar for the common stock.

LISTING

     The common stock trades on the National Association of Securities' Dealers, Inc. Over-the-Counter Electronic Bulletin Board under the symbol "PLRP."


                         SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market following the offering. The 20,000,000 shares being offered hereby will be freely tradable unless held by affiliates of PACEL. In addition, a total of 9,893,478 securities issued prior to the offering were sold pursuant Rule 504 of Regulation D and are freely tradable except to the extent held by affiliates. Upon completion of the offering, executive officers and directors of PACEL will own a total of:

     o    3,370,091 shares of common stock;

     o    options to acquire 1,325,000 shares of common stock; and

     o    preferred stock convertible into 250,000 shares of common stock.

     The shares of common stock held by directors and executive officers may be sold in the public market only if registered or pursuant to Rule 144 of the Securities Act. The provisions of Rules 144 provide that these securities will be available for sale in the public market on the date which is one year from the date they were issued, subject to the volume limitations and other conditions of Rule 144.

     In general, under Rule 144, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o one percent of the number of shares of common stock then outstanding, which will equal approximately 332,636 shares immediately after this offering, assuming we sell all of the shares offered hereby; or

     o the average weekly trading volume of the common stock on the National Association of Securities' Dealers Over-the-Counter Electronic Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about PACEL.


                              PLAN OF DISTRIBUTION

     This offering of common stock is being made to members of the general public. The offering is being made to provide financing to continue, and to expand the scope of, our present operations. There is no minimum amount that must be sold in the offering. The shares of common stock offered hereby will be offered for sale by officers and directors of PACEL and its subsidiaries. It is anticipated that our directors and officers may hold informational meetings to review the prospectus with potential purchasers and to discuss the terms and provisions of the common stock. PACEL will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers and directors to participate in the sale of PACEL common stock. No officer or director of PACEL or its subsidiaries will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in PACEL common stock. In addition, PACEL may employ a broker/dealer who is a member of the National Association of Securities Dealers, Inc. to sell the common stock offered hereby. Any broker/dealer who sells the common stock of PACEL shall be paid a commission which is not expected to exceed 10%.

     The price at which the shares are offered hereby has been arbitrarily set by PACEL's management, and has no relationship to the book value per share, current earnings of PACEL, or other generally accepted measurement of value.

     The subscriptions and completed agreements shall be sent directly to PACEL payable to "PACEL Corp." for the sale of the common stock. Subscriptions shall be received within six months from the effective date of this offering which period may be extended up to an additional 90 days at the sole discretion of PACEL.

     PACEL reserves the right to reject any offer, in whole or in part, for any reason whatsoever . We will notify subscribers of the acceptance of their subscriptions within ten (10) days of their acceptance. Common stock certificates will be delivered to investors by mail or other delivery within thirty (30) days of acceptance of the subscription by PACEL or the offering termination date set forth in the preceding paragraph, whichever is later. We reserve the right to allocate the shares of common stock in any manner as we, in our sole discretion, deem appropriate in the event of an oversubscription.


                                  LEGAL MATTERS

     The validity of the shares of common stock being offered and other legal matters will be passed upon for PACEL by Silver, Freedman & Taff, L.L.P., Washington, D.C. As of the date of this prospectus, a member of Silver, Freedman & Taff, L.L.P. beneficially owns 18,750 shares of PACEL's common stock. In addition, a portion of that firm's legal fees are to be paid in shares of common stock.


                                     EXPERTS

     The financial statements as of September 30, 1999 and December 31, 1998 and for each of the nine month periods ended September 30, 1999 and 1998, and the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of Peter C. Cosmas & Co., CPAs, independent accountants, given as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. The registration statement includes exhibits and schedules in addition to this prospectus. For further information with respect to PACEL and the shares of common stock to be sold in the offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any material contract, agreement or other document referred to are summaries which disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information PACEL files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. PACEL's SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

                           PACEL CORP. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Balance Sheet at September 30, 1999 (unaudited) and
 December 31, 1998 (audited).............................................   F-2

Consolidated Statements of Operations for the Nine Months
  Ended September 30, 1999 and 1998......................................   F-3

Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1999 and 1998......................................   F-4

Notes to Consolidated Financial Statements for the Nine Months
  Ended September 30, 1999 ..............................................   F-5


Report of Independent Accountants........................................   F-7

Balance Sheets at December 31, 1998 and 1997.............................   F-8

Statements of Operations for the Years Ended December 31, 1998 and 1997..   F-9

Statements of Cash Flows for the Years Ended December 31, 1998 and 1997..   F-10


Statements of Stockholders' Equity (Deficit)

  for the Two Years Ended December 31, 1998..............................   F-11


Notes to Consolidated Financial Statements for the

  Years Ended December 31, 1998 and 1997.................................   F-12

                                           PACEL CORP. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

                                                      ASSETS


                                                                              September 30,          December 31,
                                                                                   1999                  1998
                                                                              -------------          ------------
                                                                                Unaudited               Audited
Current assets:
   Cash and cash equivalents                                                  $   125,915            $    28,857
   Accounts receivable, net of allowance for doubtful accounts                     16,444                  5,034
   Other receivables                                                                5,000                 60,350
   Prepaid expenses                                                                33,750                 15,000
                                                                              -----------            -----------
       Total current assets                                                       181,109                109,241
Property and equipment, net                                                        63,592                 57,913
Non-current assets:
   Note receivable                                                                 73,000                 74,000
   Other assets                                                                        --                  1,100
   Security deposits                                                                6,055                  5,483
                                                                              -----------            -----------
       Total non-current assets                                                    79,055                 80,583
                                                                              -----------            -----------
   Total assets                                                               $   323,756            $   247,737
                                                                              ===========            ===========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Notes payable                                                              $    17,160            $    35,000
   Accounts payable                                                               201,910                357,834
                                                                              -----------            -----------
       Total current liabilities                                                  219,070                392,834
Commitments:
Stockholders' equity - (deficit)

   Preferred stock, no par value,
   no liquidation value, 5,000,000 shares
   authorized, issued 1,000,000 shares
   1997 class A convertible preferred stock                                        11,320                 11,320
   Common stock - no par value,
   40,000,000 shares authorized, 9,090,359 and 5,200,730
   shares issued and outstanding at September 30, 1999
   and 1998 respectively                                                        2,179,052                959,191
Deficit                                                                        (2,085,686)            (1,115,608)
                                                                              -----------            -----------
   Total stockholders' equity (deficit)                                           104,686               (145,097)
                                                                              -----------            -----------
   Total liabilities and stockholders' equity                                 $   323,756            $   247,737
                                                                              ===========            ===========



                                           PACEL CORP. AND SUBSIDIARIES
                                                   CONSOLIDATED
                                             STATEMENTS OF OPERATIONS
                                                     UNAUDITED


                                                    NINE MONTHS                 NINE MONTHS
                                                       ENDED                       ENDED
                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                                        1999                        1998
                                                   -------------               -------------
Net Sales                                          $     37,955                 $    29,093
                                                   ------------                 -----------

Operating costs and expenses:

   Research and development                             554,972                     271,637
   Depreciation                                           5,619                       3,753
   Interest expense                                      79,073                         ---
   Selling, general and administrative                  368,369                     188,917
                                                   ------------                 -----------
   Total operating costs and expenses                 1,008,033                     464,307
                                                   ------------                 -----------
       Net (loss)                                  $   (970,078)                $  (435,214)
                                                   ============                 ===========
Basic and diluted net (loss) per share                    (0.12)                      (0.09)
                                                   ============                 ===========
Weighted average number of shares                     8,083,629                   4,878,937

  outstanding - Basic and Diluted


                                           PACEL CORP. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     UNAUDITED



                                                                                         Nine Months Ended
                                                                                           September 30,
                                                                                   ----------------------------
                                                                                      1999              1998
                                                                                   ----------        ----------
Cash flows from operating activities:

   Net (loss)                                                                       $(970,078)         $(435,214)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:

   Depreciation                                                                         5,619              1,284
   Non cash item-stock issued for services                                            228,837             50,000

                         -issuance of options                                        (100,000)                --
                         -interest expense paid in stock                               77,460                 --

Increase (Decrease) in Cash from changes in:
   Accounts receivable                                                                (11,410)            22,710
   Other receivables                                                                   55,350             (1,500)
   Other assets                                                                         1,100                 --
   Prepaid expenses                                                                   (18,750)                --
   Security deposits                                                                     (572)              (328)
   Accounts payable and accrued expenses                                              (55,924)           160,214
                                                                                    ---------           --------
Net cash (used in) operating activities                                              (788,368)          (202,834)

Cash flows (used) in investing activities:
   Purchase of property and equipment                                                 (11,298)                --
   Notes receivable                                                                     1,000                 --
                                                                                    ---------           --------
       Net cash used in investing activities                                          (10,298)                --
                                                                                    ---------           --------
Cash flows from financing activities:
   Proceeds from note payable                                                           2,000             50,000
   Payment of notes payable                                                           (19,840)                --
   Proceeds from sale of common stock                                                 913,564            191,113
                                                                                    ---------           --------
   Net cash provided by financing activities                                          895,724            241,113
                                                                                    ---------           --------
Net increase in cash                                                                   97,058             38,279
Cash and cash equivalents at beginning of period                                       28,857             34,160
                                                                                    ---------           --------
Cash and cash equivalents at end of period                                          $ 125,915           $ 72,439
                                                                                    =========           ========
Supplemental disclosure of cash flow information: Cash paid during the period:
       Interest                                                                         1,583                 --
       Income taxes                                                                        --                 --


                          PACEL CORP. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    UNAUDITED
                               SEPTEMBER 30, 1999

1.   BASIS OF PRESENTATION

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the Company's financial position and its results of operations and cash flows as of the dates and for the periods indicated.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed consolidated financial statements should be read in conjunction with the audited December 31, 1998 consolidated financial statements and related notes included in the Company's year end certified financial statements. The results of operations for the nine months are not necessarily indicative of the operating results for the year.

Amounts for the nine months ended September 30, 1998 have been reclassified to conform with the September 30, 1999 presentation.

2.   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant intercompany accounts and transactions have been eliminated in consolidation. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest are shown as minority interest. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

In July 1999, the Company formed an eighty percent owned subsidiary, E-Business-Stor.Com for the purpose of expanding its Internet business. At September 30, 1999, there were no significant transactions in E-Business.

3.   REVENUE RECOGNITION


Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statement of Position 97-2. Software Revenue Recognition. Revenue from products licensed to original equipment manufacturers is recorded when the manufacturers ship licensed products while revenue from organization license programs is recorded when the software has been delivered and the customer is invoiced. Revenue from packaged product sales to distributors and resellers is recorded when related products are shipped. Maintenance and subscription revenue is recognized ratably over the contract period. Revenue attributable to significant support is based on the price charged or derived value of the undelivered elements and is recognized ratably on a straight-line basis over the producer's life cycle. Costs related to insignificant obligations, which include telephone support for certain products, are accrued. Provisions are recorded for returns and bad debts.

4.   KEY EMPLOYEE STOCK OPTION PLAN

In June, 1998 the Company adopted the Key Employees Stock Option Plan. 250,000 shares were reserved under the Plan. The Plan is administered by the Board of Directors. Options are granted at market price the date of the grant and vest 20% per year. Options for 75,000 shares have been issued under the Plan, with an exercisable price of $.20 per share, and a five year vesting period. Options for 10,000 shares have vested.

5.   EXECUTIVE COMPENSATION

On September 30, 1999 the Company granted options to each of David and F. Kay Calkins to purchase 625,000 shares of common stock at $.16 per share in lieu of $50,000 of compensation owed. The market price of the shares at the grant date was $.32. As a result, additional compensation expense was recorded in the amount of $100,000 on September 30, 1999.

6.   SHORT-TERM DEBT

In September 1999, the Company issued $100,000 of convertible debt with an interest rate of 8% that could be converted into stock at the debt holder's discretion, at 80% of the market price on the day of conversion. Upon conversion, a charge to interst has been recorded for the 20% discount.
Interest expense of $27,460 was recorded during the nine month period ended September 30, 1999 with respect to this debt.

7.   SUBSEQUENT EVENTS



On October 6, 1999 the Company had a 1 to 4 reverse split. The shares outstanding at September 30, 1999 were 36,261,437 before the reversal and 9,090,359 after. The financial statements have been restated to reflect this change.

On October 22, 1999 PACEL Corp. acquired all of the outstanding stock, 29,055 shares of Fairfax Communications Limited for $30,000. $4,000 will be allocated to computers and office equipment and the remaining $26,000 will be charged to good will and amortized over a five year period. The acquisition will be accounted for by the purchase method.


In October and November 1999, the Company issued a total of $400,000 of convertible debentures with an interest rate of 8% that could be converted into stock at the debt holder's discretion, at 80% of the market price on the day of conversion. On the date of conversion a charge to interest will be recorded for the 20% discount. Interest expense of $100,000 was recorded during the fourth quarter of 1999 with respect to this debt.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


         To The Board of Directors
          PACEL Corp.


     We have audited the accompanying balance sheet of Pacel Corp. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacel Corp. as of December 31, 1998 and 1997, and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the financial statements, the Company has had minimal revenues since inception and requires additional capital to continue operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            Peter C. Cosmas Co., CPAs

370 Lexington Ave.
New York, NY 10017


August 7, 1999
(Except for Notes 3, 6, 8, 9 10, and 13
which are as of October 6, 1999)

                                   PACEL CORP.
                                 BALANCE SHEETS


                                                      ASSETS

                                                                                              December 31,
                                                                                   ---------------------------------
                                                                                        1998                1997
                                                                                   -------------         -----------
Current assets:
   Cash and cash equivalents                                                        $    28,857           $   34,160
   Accounts receivable, net of allowance for doubtful accounts
     of $13,851 and -0- respectively                                                      5,034               23,230
   Other receivables                                                                     60,350                4,500
   Inventories                                                                               --                  976
   Prepaid expenses                                                                      15,000                   --
                                                                                    -----------           ----------
       Total current assets                                                             109,241               62,866
Property and equipment, net                                                              57,913               16,249
Non-current assets:
   Note receivable                                                                       74,000                   --
   Other assets                                                                           1,100                1,100
   Security deposits                                                                      5,483                   --
                                                                                    -----------           ----------
       Total non-current assets                                                          80,583                1,100
                                                                                    -----------           ----------
   Total assets                                                                     $   247,737           $   80,215
                                                                                    ===========           ==========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Notes payable                                                                    $    35,000           $       --
   Accounts payable                                                                     224,834                9,475
   Loans payable Officers - Stockholders                                                133,000                   --
                                                                                    -----------           ----------
       Total current liabilities                                                        392,834                9,475
                                                                                    -----------           ----------
Commitments:
Stockholders' equity - (deficit)
   Preferred stock, no par value,
   no liquidation value, 5,000,000 shares
   authorized, issued 1,000,000 shares
   1997 class A convertible preferred stock                                              11,320               11,320
   Common stock - no par value,
   40,000,000 and 20,000,000 shares authorized 1998 and 1997
   respectively, 5,834,325 and 4,706,300 shares outstanding in
   1998 and 1997 respectively                                                           959,191              361,470
Deficit                                                                              (1,115,608)            (302,050)
                                                                                     -----------          -----------
   Total stockholders' equity (deficit)                                                (145,097)              70,740
                                                                                    ------------          ----------
   Total liabilities and stockholders' equity (deficit)                             $   247,737           $   80,215
                                                                                    ===========           ==========

                         See accompanying notes to financial statements.

                                                    PACEL CORP.
                                             STATEMENTS OF OPERATIONS
                                         FOR THE YEARS ENDED DECEMBER 31,
                                         --------------------------------



                                                                                       1998                   1997
                                                                                  -------------          -------------

Net Sales                                                                            $   52,447           $     56,799
                                                                                     ----------           ------------

Operating costs and expenses:
   Research and development                                                             641,752                274,040
   Depreciation                                                                          10,336                  4,858
   Interest expense                                                                       5,860                    437
   Selling, general and administrative                                                  208,057                 47,923
                                                                                     ----------           ------------
   Total operating costs and expenses                                                   866,005                327,258
                                                                                     ----------           ------------
       Net (loss)                                                                    $ (813,558)          $   (270,459)
                                                                                     ==========           ============
Net (loss) per common share
   Basic                                                                                  (0.17)                 (0.06)
   Diluted                                                                                (0.17)                 (0.06)
Weighted Average shares outstanding
   Basic                                                                              4,877,247              4,476,000
   Diluted                                                                            4,877,247              4,476,000



                 See accompanying notes to financial statements.



                                                    PACEL CORP.
                                             STATEMENTS OF CASH FLOWS
                                         FOR THE YEARS ENDED DECEMBER 31,



                                                                               1998                   1997
                                                                               ----                   ----
Cash flows from operating activities:
   Net (loss)                                                              $(813,558)            $(270,459)
Adjustments to reconcile net (loss) to net cash
 (used in) operating activities:
   Depreciation                                                               10,336                 4,858
   Provision for bad debts                                                    13,851
   Other non cash items                                                       56,694
Increase (Decrease) in Cash from changes in:
    Accounts receivable                                                        4,346               (24,254)
    Inventories                                                                  976                 2,224
    Other receivables                                                        (55,850)                    -
    Prepaid expenses                                                         (15,000)                    -
    Security deposits                                                         (5,483)                    -
    Accounts payable and accrued expenses                                    215,359                (4,024)
   Loans payable Officers-Stockholders                                       133,000                     -
                                                                         -----------             ---------
 Net cash (used in) operating activities                                    (455,329)             (291,655)

Cash flows from investing activities:
    Purchase of property and equipment                                       (52,000)                    -
    Notes receivable                                                         (74,000)               (2,797)
                                                                         -----------             ---------
       Net cash used in investing activities                                (126,000)               (2,797)
                                                                         -----------             ---------

Cash flows from financing activities:
   Notes payable                                                              35,000                     -
   Proceeds from sale of common stock                                        541,026               319,470
                                                                         -----------             ---------
   Net cash provided by financing activities                                 576,026               319,470
                                                                         -----------             ---------
Net increase in cash and cash equivalents                                     (5,303)               25,018
Cash and cash equivalents at beginning of year                                34,160                 9,142
                                                                         ------------            ---------

Cash and cash equivalents at end of year                                 $    28,857             $  34,160
                                                                         ===========             =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid for interest                                                   5,860                    437



                                  See accompanying notes to financial statements

                                                     PACEL CORP.
                                     STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                      FOR THE TWO YEARS ENDED DECEMBER 31, 1998

                                                                                                                         Total
                                                        Preferred Stock             Common Stock          Retained    Stockkholders
                                                   -----------------------    -----------------------     Earnings       Equity
                                                     Shares         Amount     Shares          Amount     (Deficit)     (Deficit)
                                                     ------         ------     ------          ------     ---------     ---------

  Balance December 31, 1996                               --     $      --    12,000,000     $   2,000  $(31,591.00)   $  (29,591)

  Issuance of common stock and warrants net
  of expenses                                                                  6,825,200       359,470           --       359,470

  Issuance of 1,000,000 shares of convertible
  preferred stock                                  1,000,000        11,320                                                 11,320

  Net loss                                                                                                 (270,459)     (270,459)
                                                   ------------------------------------------------------------------------------

  Balance, December 31, 1997                       1,000,000        11,320    18,825,200       361,470     (302,050)       70,740

  Issuance of common stock and warrants net
  of expenses                                                                  2,902,448       541,027                    541,027

  Issuance of common stock for professional
  services                                                                     1,609,650        56,694                     56,694

  Net loss                                                                                                 (813,558)     (813,558)
                                                   ------------------------------------------------------------------------------
  Balance, December 31, 1998                       1,000,000    $   11,320    23,337,298     $ 959,191  $(1,115,608)     (145,097)

  Reverse split, one-for-four                             --            --   (17,502,973)           --           --            --
                                                   ------------------------------------------------------------------------------
  Balace, Decewmber 31, 1998, as adjusted
   for one-for-four reverse split                  1,000,000    $   11,320     5,834,325     $ 959,191  $(1,115,608)     (145,097)
                                                   ==============================================================================



                                  See accompanying notes to Financial Statements

                                   PACEL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                          ----------------------------


     1)   Summary of Significant Accounting Policies

          a)   Nature of the business


     PACEL Corp. (the "Company") was incorporated on May 3, 1994 under the laws of the State of Virginia. The Company was formed for the purpose of developing and marketing its own computer software programs. To date, the Company has developed and is marketing several versions of its interactive electronic procedures software to be used with Microsoft Windows under the name Visual Writer (the "Visual Writer System").


     The Company has completed research and development and testing activities on the Visual Writer system and has funded the development of the software through management contributions of money, time and materials, investor financing and limited sales of software. It has hired personnel and developed consulting relationships.

          b)   Cash and cash equivalents.

     Cash equivalents consist of liquid investments, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

          c)   Inventories:

     Inventories are stated at the lower of cost (first in, first out) or market.

          d)   Property and Equipment:

     Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets ranging from 5 to 7 years using the straight line method. Maintenance and repairs are charged against income and betterments are capitalized.

          e)   Reclassification

     Certain prior year amounts have been reclassified to conform to current year's presentation.

          f)   Revenue recognition:


     Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statement of Position 97-2. Software Revenue Recognition. Revenue from products licensed to original equipment manufacturers is recorded when the manufacturers ship licensed products while revenue from organization license programs is recorded when the software has been delivered and the customer is invoiced. Revenue from packaged product sales to distributors and resellers is recorded when related products are shipped . Maintenance and subscription revenue is recognized ratably over the contract period. Revenue attributable to significant support is based on the price charged or derived value of the undelivered elements and is recognized ratably on a straight-line basis over the producer's life cycle. Costs related to insignificant obligations, which include telephone support for certain products, are accrued. Provisions are recorded for returns and bad debts.


          g)   Research and Development Expenses:

     Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs.

          h)   Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Operating results in the future could vary from the amount derived from management's estimates and assumptions.

          i)   Basis of Financial Statement Presentation:

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from inception to December 31, 1998. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing.

     The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sales of its software. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code to complete proposed computer programming assignments, development of a marketing program and signing clients to use the Company's products. The Company plans to engage in such ongoing financing efforts on a continuing basis.

          j)   Impact of Recently Issued Accounting Standards:

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments. The Company has not in the past nor does it anticipate that it will engage in transactions involving derivative instruments which will impact the financial statements.

     Statement of Position 98-1, " Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", requires an entity to expense all software development costs incurred in the preliminary project stage, training costs and data conversion costs for fiscal years beginning after December 15, 1998. The Company believes that this statement will not have a material effect on the Company's accounting for computer software costs.

     Statement of Position 98-5, " Accounting for Start-up Costs", requires an entity to expense all start-up related costs as incurred for the fiscal years beginning after December 15, 1998. The Company believes that this statement will not have a material effect on the Company's accounting for start-up costs.

          k)   Impairment of Long-Lived Assets

     Effective January 1, 1996, the Company adopted SFAS NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," SFAS No. 121 required the Company to review the recoverability of the carrying amounts of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

     In the event that facts and circumstances indicate that the carrying amounts of long-live assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's financial position or results of operations.

          l)   Fair Value Disclosures:

     The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses, approximate fair value because of the immediate or short-term maturity of these financial instruments.

          m)   Stock Options:

     The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation. Had the Company determined compensation cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

     2)   Property and Equipment:


     Property and equipment consist of the following:

                                                 December 31,
                                        -----------------------------------
                                           1998                     1997
                                           ----                     -----

Office Equipment                        $   77,684                 $ 25,684

Less accumulated depreciation               19,771                    9,435
                                        ----------                 --------

                                        $   57,913                 $ 16,249
                                        ----------                 --------

     3)   Notes Receivable

     The company extended a long term note to CTM Automated Systems, Inc. in the amount of $75,000 at an interest rate of 5.25% payable monthly with a balloon payment October, 2002. The loan is collateralized by 1,000 shares of CTM stock. The balance of the loan at December 31, 1998 was $74,000. CTM continues to pay $1,000 a month toward principal and interest.

     In 1998 the Company entered into a contract to acquire property, plant and equipment, intellectual property and the right to interview and possibly hire employees of CTM. The intention at the time of the contract was for the Company to acquire CTM at the end of four years. The acquisition never materialized. The Company did, however, purchase $52,000 of furniture and fixtures, $25,000 of intellectual property and paid $23,000 for the right to interview certain employees. The $52,000 of furniture and fixtures have been capitalized as property, plant and equipment, and the balance of $48,000 was expensed, because it was determined after a thorough review that the purchased technology was not feasible.

     4) Short-Term Debt

     Short-term debt consists of notes payable of $35,000 and -0- at December 31, 1998 and 1997 respectively. The notes bear an interest rate of 11%. In conjunction with the notes the Company issued Common Stock purchase warrants to the lenders in consideration for execution of the financing agreements.

     Under the term of the warrant agreements, the exercise price of the warrants and the number of shares purchasable with each warrant are adjusted when converted. On the conversion date, the exercise price of the warrants is 50% of the average market price of the stock for the five days prior to conversion. This discount from market amounted to $50,000 and was charged to interest expense in 1999.

     5)   Income Taxes

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998 and 1997, the Company had no material current tax liability, deferred tax assets, or liabilities respectively. The Company has available a net operating loss carry forward of approximately $1,115,608 for tax purposes to offset future taxable income. The net operating loss carryforwards expires in 2011-2018.

    6)   Earnings (Loss) Per Share:

     In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 128. "Earnings Per Share" applicable for financial statements issued for periods ending after December 15, 1997. As required the Company adopted "SFAS" No. 128 for the year ended December 31, 1997 and restated all prior period earnings per share figures. The Company has presented basic earnings per share. Basic earnings per share excludes potential dilution and is calculated by dividing income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share incorporates the potential dilutions from all potentially dilutive securities that would have reduced earnings per share. Since the potential issuance of additional shares would reduce loss per share they are considered anti-dilutive and are excluded from the calculation.

The weighted average number of shares used to compute basic earnings (loss) per share was 4,877,247 and 4,476,000 at December 31, 1998 and 1997 respectively.

     7)   Commitments and Contingencies:

          a)   Operating Leases

               1999                               $ 56,304
               2000                                 65,461
               2001                                 66,368
               2002                                 65,572
               2003                                 67,539

               After 2003                           11,311
                                                 ---------
               Total minimum lease payments       $332,555

     Rent expenses for December 31, 1998 and 1997 was $14,400 and $13,200 respectively.

     8)   Stockholders' Equity:

          a)   Preferred Stock:

     The Company's Amended Certificate of Incorporation authorizes 5,000,000 shares of no par, no liquidating value preferred stock, of which 1,000,000 shares have been designated the 1997 Class A Convertible Preferred Stock. The number of shares of the 1997 Class A shall be limited to 1,000,000. The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between series as it deems appropriate, by a majority vote.

     The shares of the 1997 Class A Convertible Preferred Stock shall have no liquidation value, and shall be entitled to receive, out of any funds of the Company at the time legally available for the declaration of dividends, a per share participating dividend equivalent to that declared and or paid with respect to a share of Common Stock. The 1997 Class A Convertible Preferred Stock shall not have voting rights, and are convertible at anytime into one quarter share of Common Stock.

          b)   Common Stock:

     The authorized common stock of the Company consists of 40,000,000 and 20,000,000 shares at December 31, 1998 and 1997 respectively without par value. In April of 1998 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 4 to 1 restating the number of shares of common stock outstanding from 4,410,000 to 18,825,200 shares of common stock without par value. In May, 1997 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 30,000 to 1 restating the number of shares of common stock outstanding from 147 shares, $1.00 par value per share to 4,410,000 shares of common stock without par value. In October 1999, the Company effected a one-for-four reverse split restating the number of common shares as of December 31, 1998 from 23,337,298 to 5,834,325.


     9)   Convertible Securities:

          a)   Common Stock Purchase Warrants:


     The Company authorized one hundred thousand common stock purchase warrants. Each common stock purchase warrant authorizes the holder to purchase one share of common stock, subject to anti-dilution protection. The price of the shares shall be the lesser of: (a) two dollars and fifty cents ($2.50) per share; (b) the opening bid price for the Company's common stock upon the commencement of trading; and (c) fifty percent (50%) of the average closing bid price for the five (5) days immediately preceding exercise. The warrants expire on April 30, 2000. The above warrants were exercised by the holder subsequent to December 31, 1998.



     10)  Related Party Transactions:

          a)   Issuance of Common Stock:

     The Company sold an aggregate of 100 shares to David and F. Kay Calkins for $2,000. After stock splits and reverse stock splits declared and paid by the Company, the 100 common shares owned by David and F. Kay Calkins has been restated to 3,000,000 shares.

          b)   Officers Loans:

     The Company borrowed an aggregate of $11,320 from David and F. Kay Calkins. The loan was payable on demand with interest at 9%. As of March 31, 1997, they each received 500,000 shares of Class "A" Preferred Stock in consideration of the cancellation of the indebtedness of $11,320.

     In 1998 the Company recorded a liability to David and F. Kay Calkins in the amount of $119,000 for accrued payroll.

          c)   Employment Agreements:


     In 1998 the Company entered into employment agreements with David and F. Kay Calkins respectively. Each will receive a base salary of $84,000 per year and be eligible for retroactive increases based on earnings per share of the Company. No retroactive increases were paid.

     Effective October 1, 1999 the Company entered into new employment agreements with David and F. Kay Calkins, superseding the above 1998 agreements, for a period of 24 months. The new agreements provide for a base salary of $125,000 per year for David Calkins and $110,000 for F. Kay Calkins, with no retroactive increases.


     11)  Business and Credit Concentrations:

     The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

     Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

     12)  Comprehensive Income

     At December 31, 1998 and 1997 net income and comprehensive income were the same.

     13)  Stock Option Plan:


          a)   Nonstatutory Stock Option Plan


     In May 1997, the Company adopted the Fiscal 1997 Nonstatutory Stock Option Plan (the "Plan"). 1,000,000 Common Shares were reserved under the Plan. The Plan is administered by the Board of Directors. 500,000 options have been issued under the Plan exercisable at $1.25 for a period of three years. An aggregate of 300,000 of those options were issued to F. Kay and David Calkins.

     Stock options under the Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Common Shares as deemed to be appropriate.


          b)   Key Employees Stock Option Plan

     In June, 1998 the Company adopted the Key Employees Stock Option Plan. 250,000 shares were reserved under the Plan. The Plan is administered by the Board of Directors. Options are granted at market price on the date of the grant and vest 20% per year. Options for 50,000 shares have been issued under the Plan with an exercise price of $.20 per share, and a five year vesting period. Options for 10,000 shares have vested.


================================================================                ===================================================
You may rely on the information contained in this prospectus. No dealer, salesperson or other person has been authorized to give any information or to make any representation other than as
contained in this prospectus in connection with the offering made                               UP TO
hereby, and, if given or made, such other information or                                  20,000,000 SHARES
representation must not be relied upon as having been authorized by PACEL Corp. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not
authorized or in which the person making such offer or                                      [PACEL Logo]
solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such
jurisdiction. Neither the delivery of this prospectus nor sale of                            PACEL Corp.
common stock means that information contained in this prospectus is correct after the date of this prospectus.

                    --------------

                   TABLE OF CONTENTS
                                                        Page

Prospectus Summary...............................         2
Risk Factors.....................................         5                                 COMMON STOCK
Use of Proceeds..................................         9
Price Range of Common Stock......................        10
Dividend Policy..................................        11
Capitalization...................................        11
Management's Discussion and                                                             --------------------
  Analysis of Financial Condition                                                           PROSPECTUS
  and Results of Operations......................        12                             --------------------
Business.........................................        15
Management ......................................        23
Certain Transactions.............................        30
Principal Stockholders...........................        30
Description of Capital Stock.....................        31
Shares Eligible for Future Sale..................        33
Plan of Distribution.............................        34
Legal Matters....................................        35
Experts..........................................        35
Where You Can Find More Information..............        35
Index to Consolidated Financial Statements.......       F-1


                                                                                        ____________,  2000

Dealer Prospectus Delivery Obligation:

Until__________, 2000 (25 days after the commencement of this offering) all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================                ===================================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers
--------  -----------------------------------------

      Article 10 of the Virginia Stock Corporation Act provides, in general, that Virginia corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Virginia Stock Corporation Act also provides that Virginia corporations may purchase insurance on behalf of any such director, officer, employee or agent.

      Pacel's Articles of Incorporation provide, in general, for mandatory indemnification of its directors and officers (including former directors and officers and persons serving at the request of Pacel as directors and officers of another corporation, partnership, joint venture, trust or other enterprise against liability incurred by them in proceedings by third parties, or by or on behalf of Pacel, by reason of the fact that such person is, or was, a director or officer of Pacel, or is, or was, serving at the request of Pacel as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity shall only be provided after Pacel determines that the director or officer was not guilty of gross negligence or willful misconduct.

      In addition, Pacel's Articles of Incorporation provide that Pacel may purchase insurance to cover any losses sustained as a result of providing indemnification to the aforementioned persons.

Item 25.  Other Expenses of Issuance and Distribution
--------  -------------------------------------------

      Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares. All amounts shown are estimates except for the SEC registration fee.


SEC registration fee                                         $     843
Blue Sky fees and expenses                                       6,500
Counsel and accounting fees and expenses
  (including Blue Sky legal fees)                              185,000
Printing, postage and mailing                                    5,000
Stock Transfer Agent and Certificates                            2,000
Other expenses                                                     657
                                                             ---------
     TOTAL                                                   $ 200,000
                                                             =========
--------------------

Item 26.  Recent Sales of Unregistered Securities
--------  ---------------------------------------

         The following is a summary of the transactions involving the issuance of PACEL securities during the past three years without registering the securities under the Securities Act of 1933. The number of securities issued set forth below have been adjusted for all stock splits and dividends, and reverse stock splits and dividends declared and paid by PACEL as of the date hereof.

         On March 31, 1997, David E. Calkins and F. Kay Calkins each received 500,000 shares of PACEL's 1997 Class A convertible preferred stock in exchange for the forgiveness of $11,320 of personal loans owed to them. Each share of preferred stock is convertible into one share of PACEL common stock at any time and at no cost to the Calkins. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         From June 1997 through December 1997, PACEL issued 296,800 shares of common stock to various individuals for an aggregate purchase price of $211,470. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         During 1998, PACEL issued 452,463 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $45,982. The transactions were private placements and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         In April 1998, Kenneth Russman received an option to purchase 50,000 shares of common stock at an exercise price of $.20 per share, the market value of the common stock as of the date of grant. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Mr. Russman qualified as an accredited investor and had full access to information.

         From June 1998 through September 1998, PACEL sold 39,946 shares of common stock to various individuals for an aggregate purchase price of $54,000. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.


         During August 1998, PACEL issued $50,000 of debt convertible into 287,707 shares of common stock to Augustine Fund. The transaction was a private placement and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         From September 1998 through November 1998, PACEL sold 400,573 shares of common stock to various individuals for an aggregate purchase price of $278,575. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         From January 1999 through April 1999, PACEL issued 1,508,844 shares of common stock to various individuals for an aggregate purchase price of $277,425. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.


         From January 1999 through September 1999, PACEL issued 988,013 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $193,268. The transactions were private placements and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         In April 1999, Kenneth Russman received an option to purchase 25,000 shares of common stock at an exercise price of $.20 per share. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Mr. Russman qualified as an accredited investor and had full access to information.


         During September 1999, PACEL issued $100,000 of debt convertible into 420,959 shares of common stock. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         On September 30, 1999, David E. Calkins and F. Kay Calkins each received an option to purchase 625,000 shares of common stock at an exercise price of $.16 per share, in exchange for $50,000 of compensation owed to each of them by PACEL. The transactions were private placements and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Mr. Calkins and Ms. Calkins qualified as accredited investors and had full access to information.


         During October and November 1999, PACEL issued $400,000 of debt, $357,840 of which has been converted into 4,561,044 shares of common stock.
The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.


Item 27.  Exhibits
--------  --------

See the Index to Exhibits filed as part of this Registration Statement.

Item 28.  Undertakings
--------  ------------

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

      (i)   Include  any  Prospectus   required  by  Section   10(a)(3)  of  the
            Securities Act of 1933;

      (ii) Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

      (iii) Include any additional or changed material information on the plan of distribution.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Manassas, Commonwealth of Virginia, on February 9, 2000.

                                    PACEL CORP.

                            By:     /s/ David E. Calkins
                                    --------------------------------------------
                                    David E. Calkins
                                      Chairman of the Board, President and
                                      Chief Executive Officer
                                      (DULY AUTHORIZED REPRESENTATIVE)

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E. Calkins and F. Kay Calkins, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-facts and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ David E. Calkins                  /s/ F. Kay Calkins*
--------------------------------      -------------------------------------
David E. Calkins                      F. Kay Calkins
Chairman of the Board, President      Director, Secretary and Treasurer
 and Chief Executive Officer
(PRINCIPAL EXECUTIVE AND
  FINANCIAL OFFICER)


Date: February 9, 2000                Date: February 9, 2000


/s/ Keith P. Hicks*                   /s/ James D. Willet*
--------------------------------      -------------------------------------
Keith P. Hicks                        James D. Willet, Ph.D.
Director                              Director

Date: February 9, 2000                Date: February 9, 2000


/s/ Thomas Southerly*                 /s/ Jeanette N. Taylor*
--------------------------------      -------------------------------------
Thomas Southerly                      Jeanette N. Taylor
Director                              Accounting Manager
                                      (PRINCIPAL ACCOUNTING OFFICER)

Date: February 9, 2000                Date: February 9, 2000

*Executed pursuant to a power of attorney.

                                  EXHIBIT INDEX


Exhibits:

3.1        Articles of Incorporation, as amended and currently in effect*

3.2 Articles of Amendment to fix the Preferences, Limitations and Relative Rights of the 1997-Class A Convertible Preferred Stock*

3.3        Bylaws, as currently in effect*

4          Form of Pacel Corp. stock certificate*

5          Opinion with respect to legality of stock*

10.1       Employment Agreement by and between Pacel Corp. and David E. Calkins*

10.2       Key Employees Incentive Stock Plan*

10.3       Class A Convertible Preferred Stock Agreement with David A. Calkins*

21         Subsidiaries of Pacel Corp.*

23.1       Consent of Expert (see Exhibit 5)*

23.2       Consent of Peter C. Cosmas Co.

24         Power of Attorney (set forth on signature page)*

27         Financial Data Schedule*



------------------------------

*      Previously filed.